October 5, 2020




David A. Hearth, Esq.
Paul Hastings LLP
101 California Street, 48th Floor
San Francisco, CA 94111


Re:    Kayne Anderson BDC, LLC
       File Nos. 000-56201 and 814-01363

Dear Mr. Hearth:

       On September 11, 2020, you filed a registration statement on Form 10 on behalf of
Kayne Anderson BDC, LLC (the    Company   ) in connection with the registration
of the
Company   s common stock under Section 12(g) of the Securities Exchange Act of
1934 (the
   Exchange Act   ). We have reviewed the registration statement, and have
provided our
comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1)
of the Exchange Act. If our comments are not satisfactorily addressed within this 60-day time
period, you should consider withdrawing the Company   s Form 10 prior to its
effectiveness, and
re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 David A. Hearth, Esq.
October 5, 2020
Page 2


REGISTRATION STATEMENT

Explanatory Note (Page 1)

1. Please disclose in a separate paragraph in bold font in this section that the Company's shares will not be listed on an exchange, and it is not anticipated that a secondary market for the
Company   s shares will develop. Also disclose that, consequently, an investment in the Company
may not be suitable for investors who may need the money they invest in a specified timeframe.

2.     Please also disclose in this section that, as disclosed in the
Private Offering    section on
page 6 of the prospectus, any investors in the initial private offering will be required to be
   accredited investors    as defined in Regulation D under the Securities Act
of 1933.

Item 1. Business

3. The fourth paragraph in this section states that the debt issues in which the Company will invest will typically not be rated by any credit ratings agency and that, if rated, such issues would likely be rated below investment grade. Please explain to us whether the Company will also
invest in    covenant-lite    issues as part of its principal investment
strategy. If so, please disclose
and provide corresponding risks.

Item 1. Business     Formation Transactions (Page 4)

4.      Since the Company intends to purchase    a portion of the portfolio
of loans held by the
Warehousing Entity, please discuss in this section how the loans for the
Company   s portfolio
will be selected. Please include in this discussion an explanation as to
whether the Company   s
Advisor or the Warehousing Entity is responsible for the selection of the
Company   s initial
investment portfolio.

5. Please provide additional information regarding the operations of the Warehousing
Entity, including the management of the Warehousing Entity and whether access to the
Warehousing Entity   s portfolio is also available to other Kayne Anderson
funds.

6. The third paragraph of this section states that the Company may fund the purchase of the
Warehouse Portfolio with borrowings under a credit facility. Please inform us whether the lender could be an affiliate of the Advisor. We may have additional comments based on your response.

Item 1. Business     The Advisor (Page 5)

7.     The second paragraph of this section lists eight individuals who serve
on the Company   s
investment committee. Please revise this section to identify the person or persons who are
primarily responsible for the day-to-day management of the Company   s
portfolio. If the
investment committee is jointly and primarily responsible for the day-to-day management of the
 David A. Hearth, Esq.
October 5, 2020
Page 3


Company   s portfolio, please make that clear and provide a brief description
of each individual   s
role on the investment committee. See Instruction to Item 9.c. of Form N-2.

Item 1. Business     Private Offering (Page 7)

8. The last paragraph of this section states that, in addition to all legal remedies available to the Company, failure by an investor to purchase additional Shares when requested will result in that investor being subject to certain default provisions set forth in the Subscription Agreement.
Please describe in detail in this section the default provisions applicable to investors.

Item 1.     Business     Investment Advisory Agreement     Incentive Fee on
Income (Page 10)

9. Please provide graphical representations of the calculation of the income-related portion of the incentive fee for both before and after the Exchange Listing.

10.    In order to disclose an estimate of the Company   s various operating
expenses as a
percentage of net assets, please consider providing a fee table that conforms to the requirements of Item 3 of Form N-2. Please also consider providing an Example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

11.    This section states that pre-incentive fee net investment income    does
not include
any expense support payments and/or any reimbursement by us of expense support payments.
Please explain to us whether there is an expense support agreement between the Advisor and the
Company and, if so, disclose the details of that agreement, including any recoupment provisions.

Item 1. Business     Material U.S. Federal Income Tax Considerations
Failure to Qualify
as a RIC (Page 22)

12. The second paragraph of this section states that distributions to shareholders may include a return of capital. Please also disclose that a return of capital distribution is a return to shareholders of a portion of their original investment in the Company, and does not represent income or capital gains.

Item 1A. Risk Factors     Risks Relating to Our Business and Structure (Page
41)

13. While we currently have no intention to do so, our ability to enter into transactions involving derivatives and financial commitment transactions may be limited. Please confirm to us that the Company will not make capital commitments that may be unfunded for some period of time. If the Company will, in fact, make unfunded commitments, please disclose, and explain to us whether the Company will treat its unfunded commitments as senior securities subject to the asset coverage requirements of Section 61(a) of the Investment Company Act. If the
Company will have unfunded commitments that it will not treat as senior securities, please (a) provide a representation that the Company reasonably believes that its assets will provide
 David A. Hearth, Esq.
October 5, 2020
Page 4


adequate cover to allow it to satisfy its future unfunded investment commitments, and (b) explain why the Company believes it will be able to cover its future unfunded investment commitments.

Item 1A. Risk Factors     Risks Relating to Our Investments (Page 49)

14. We may invest in distressed or highly leveraged companies, which could cause you to lose all or part of your investment. Please provide a discussion of the Company
  s investment
strategy with regard to distressed and highly leveraged companies in the
Item 1. Business
section on page 3 of the prospectus.

Item 1A. Risk Factors     Risks Relating to Our Investments (Page 55)

15. We may be subject to risks under hedging transactions and may become subject to risks if we invest in foreign securities. This section states that the Company may invest in foreign and emerging market companies. If foreign and/or emerging market investments are a principal
investment strategy of the Company, please disclose the Company   s investment
strategy
regarding these securities in the    Item 1. Business    section on page 3 of
the prospectus.

Item 11. Description of Registrant   s Securities to be Registered
Exclusive Forum (Page
88)

16. This section provides that the sole exclusive forum for direct and derivative claims
brought by the Company   s shareholders will be a federal or state court
located in the state of
Delaware. Please revise this section to discuss the risks of the exclusive forum provisions, e.g., the exclusive forum provisions may increase costs to bring a claim, and may discourage claims
or limit investors    ability to bring a claim in a judicial forum that they
find favorable. Also,
please disclose whether there is any question as to whether a court would enforce the exclusive forum provision.

Item 15. Financial Statements and Exhibits

17. Please provide actual, rather than forms of, the various documents listed in this section.

ACCOUNTING COMMENT

18.     Please ensure that the Company will comply with the Exchange Act reporting
requirements in filing its first 10-Q or 10-K. After a registrant   s first
registration statement is
effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10-
Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual report on Form 10-K is due within 90 days after its fiscal year-end.
 David A. Hearth, Esq.
October 5, 2020
Page 5


GENERAL COMMENTS

19.     We note that portions of the filing, including the Company   s
financial statements, are
incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

20. Response to this letter should be in the form of an amendment filed under the Exchange
Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

21. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

22. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

                                      *******

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-6959.

                                                              Sincerely,

                                                              /s/ Edward P.
Bartz

                                                              Edward P. Bartz
                                                              Senior Counsel




cc:    Michael J. Spratt, Assistant Director
       Michael J. Shaffer, Branch Chief